EXHIBIT (A)(8)

January 8, 2001

NEWS RELEASE

Contact: Gary L. Hess, President            707/824-2548

Headline:  SonomaWest Holdings Announces Tender Offer For Its Common Stock

SEBASTOPOL, CALIFORNIA...................... SonomaWest Holdings, Inc. (NASDAQ:
SWHI, formerly Vacu-dry Company, the "Company"), today announced that it will commence a fixed price tender offer for 375,000 shares of its common stock, at $8.00 per share net.

     If more than 375,000 shares are tendered, the Company will purchase shares first from stockholders who own less than 100 shares of the Company's common stock and then from each other tendering stockholder on a pro rata basis.

     Under the terms of the offer, stockholders will have the opportunity to tender all or a portion of their shares at $8.00 per share. All other shares that have been tendered and not purchased will be promptly returned to the stockholders. The tender offer will expire on February 15, 2001 at 5:00 p.m., Eastern time, unless the Company elects to extend the offer. The offer is subject to various conditions described in the Offer to Purchase.

     The Company's Board of Directors has approved the offer. However, neither the Company nor its Board of Directors is making any recommendation to its stockholders as to whether to tender or refrain from tendering their shares. Stockholders must make their own decisions as to whether to tender their shares and if so, how many shares to tender.

     This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company's common stock. The solicitation of an offer to buy the Company's common stock will only be made pursuant to the Offer to Purchase and related material that the Company will be sending out to its stockholders shortly. Stockholders should read those materials carefully because they will contain important information including the various terms and conditions to the offer.

     This Press Release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements made with respect to the potential terms of the proposed self-tender offer. Words such as "plan," "will," "anticipate," "intend," "increasing," "pursue," "provide," "begin," "should," "would," "focus," "believe," "expect," "continue," and "plan," or the negative thereof or variations thereon and similar expressions are intended to identify forward-looking statements. These forward-looking statements inherently involve certain risks and uncertainties, although they are based on our current plans or assessments that are believed to be reasonable as of the date of this Press Release. Factors that may cause actual results, goals, targets or objectives to differ materially from those contemplated, projected, forecast, estimated, anticipated, planned or budgeted in such forward-looking statements include, among others, the following possibilities: (i) an inability to launch or complete the proposed tender offer (including a determination by the Company not to pursue such tender offer or to change the amount of such tender offer); (ii) changes in the Company's stock price; or (iii) changes in the Company's operating results. Actual events or results may differ materially from those discussed, contemplated, forecasted, estimated, anticipated, planned or implied in the forward-looking statements as a result of the various factors described above and those further set forth in the Company's Schedule TO filed with the Securities & Exchange Commission, in the Company's Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission on November 13, 2000 and in the Company's Form 10-K filed with the Securities and Exchange Commission on September 25, 2000. ****END****